Exhibit 3.4

CERTIFICATE OF AMENDMENT OF THE

FIFTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

TRULIA, INC.

The undersigned, Scott Darling, hereby certifies that:

1. He is the duly elected Secretary of Trulia, Inc., a Delaware corporation (the “Corporation”).

2. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on June 1, 2005 under the name “RealWide, Inc.”

3. Pursuant to Section 242 of the General Corporation Law of the State of Delaware, this Certificate of Amendment (the “Certificate of Amendment”) to the Fifth Amended and Restated Certificate of Incorporation, as amended (the “Restated Certificate”), further amends the provisions of the Restated Certificate.

4. The terms and provisions of this Certificate of Amendment to the Restated Certificate have been duly approved by written consent of the required number of shares of outstanding stock of the Corporation pursuant to Subsection 228(a) of the General Corporation Law of the State of Delaware.

5. A paragraph is added to Article IV after the current first paragraph in Article IV and prior to Section (A) of the Restated Certificate to read as follows:

At the initial date and time of the effectiveness of this Certificate of Amendment (the “Reverse Split Effective Time”), the following recapitalization (the “Reverse Stock Split”) shall occur: (i) each three shares of Common Stock of the Corporation issued and outstanding immediately prior to the Reverse Split Effective Time shall be exchanged and combined into one share of Common Stock; (ii) each three shares of Series A Preferred Stock of the Corporation issued and outstanding immediately prior to the Reverse Split Effective Time shall be exchanged and combined into one share of Series A Preferred Stock; (iii) each three shares of Series B Preferred Stock of the Corporation issued and outstanding immediately prior to the Reverse Split Effective Time shall be exchanged and combined into one share of Series B Preferred Stock; (iv) each three shares of Series C Preferred Stock of the Corporation issued and outstanding immediately prior to the Reverse Split Effective Time shall be exchanged and combined into one share of Series C Preferred Stock; and (v) each three shares of Series D Preferred Stock of the Corporation issued and outstanding immediately prior to the Reverse Split Effective Time shall be exchanged and combined into one share of Series D Preferred Stock. The Reverse Stock Split will be effected on a certificate-by-certificate basis, and any fractional shares resulting from such combination shall be rounded up to the nearest whole share on a certificate-by-certificate basis. The Reverse Stock Split shall occur automatically without any further action by the holders of the shares of Common Stock and Preferred Stock (as defined below) affected thereby. All rights, preferences and privileges of the Common Stock and the Preferred Stock have been adjusted to reflect the Reverse Stock Split (that is, all numeric references and other provisions included in this Certificate of Amendment have already given effect to, and no further adjustment shall be made on account of, the Reverse Stock Split).

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation, after giving effect to the Stock Split and the Reverse Stock Split.”

6. Article IV(B), Section 1(a) of the Restated Certificate is hereby amended to read in its entirety as follows:

“(a) The holders of Series A Preferred, Series B Preferred, Series C Preferred, and Series D Preferred shall be entitled to receive, on a pari passu basis, dividends at the rate of $0.04836, $0.08319, $0.239262, and $0.67788 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares) per annum, respectively, payable out of funds legally available therefor. Such dividends shall be payable when, as, and if declared by the board of directors, acting in its sole discretion. The right to receive dividends shall not be cumulative, and no right shall accrue to holders of any shares by reason of the fact that dividends on such shares are not declared and paid in any prior year. No dividend shall be paid or declared and set aside in any period with respect to any series of Preferred Stock unless and until a dividend has been paid or declared and set aside for payment in such year with respect to each other series of Preferred Stock, ratably in proportion to the stated annual dividend rates for such series of Preferred Stock.”

7. Article IV(B), Section 2(a) of the Restated Certificate is hereby amended to read in its entirety as follows:

“(a) In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the Series A Preferred, Series B Preferred, Series C Preferred and Series D Preferred shall be entitled to receive, on a pari passu basis, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of the Common Stock, an amount equal to (i) 100% of the Original Issue Price for each share of Series A Preferred, 100% of the Original Issue Price for each share of Series B Preferred, 107.5% of the Original Issue Price for each share of Series C Preferred, and 100% of the Original Issue Price for each share of Series D Preferred respectively, plus (ii) all declared but unpaid dividends on such shares. The Original Issue Price of the Series A Preferred is $0.6045 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares). The Original Issue Price of the Series B Preferred is $1.0398 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares). The Original Issue Price of the Series C Preferred is $2.9907 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares). The Original Issue Price of the Series D Preferred is $8.47368 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares). If the assets and funds available for distribution to the holders of the Preferred Stock shall be insufficient to pay the stated preferential amounts in full, then the entire assets and funds of the Corporation legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Preferred Stock in proportion to the preferential amount each such holder would otherwise be entitled to receive. After payment in full of the preferential amounts has been made to the holders of the Preferred Stock, all remaining assets of the Corporation legally available for distribution shall be distributed ratably among the holders of the Common Stock, provided, however, that each holder of shares of a series of Preferred Stock shall be deemed to have converted (regardless of whether such holder actually converted) such holder’s shares of such series into shares of Common Stock immediately prior to a liquidation, dissolution or winding up of this Corporation if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such series of Preferred Stock into shares of Common Stock. If any such holder shall be deemed to have converted shares of Preferred Stock into Common Stock pursuant to this paragraph, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Preferred Stock that have not converted (or have not been deemed to have converted) into shares of Common Stock.”

8. Article IV(B), Section 4(a) of the Restated Certificate is hereby amended to read in its entirety as follows:

“(a) Right to Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for such series of Preferred Stock by the then effective conversion price for such series of Preferred Stock (such result, the “Conversion Rate”). The Series A initial conversion price shall be $0.6045, the initial Series B conversion price shall be $1.0398, the initial Series C conversion price shall be $2.9907 and the initial Series D conversion price shall be $8.47368. The conversion prices of the Preferred Stock are subject to adjustment as provided in Sections 4(d), (e) and (f) below.”

9. Article IV(B), Section 4(b) of the Restated Certificate is hereby amended to read in its entirety as follows:

“(b) Automatic Conversion. Each share of Preferred Stock shall be automatically converted into shares of Common Stock at the then effective Conversion Rate for such series (i) with the approval, by affirmative vote, written consent, or agreement, of the holders of not less than two-thirds (2/3) of the outstanding Preferred Stock voting together as a single class, (ii) upon the voluntary conversion by the holders of not less than two-thirds (2/3) of the Preferred Stock issued by the Corporation, or (iii) immediately prior to the completion of an underwritten initial public offering of Common Stock under the Securities Act of 1933, as amended, for the account of the Corporation with proceeds to the Corporation of not less than $50,000,000 (prior to deduction of underwriter commissions and offering expenses) (a “Qualified IPO”).

(signature page follows)

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment of the Fifth Amended and Restated Certificate of Incorporation on September 6, 2012.

/s/ Scott Darling
Scott Darling
Secretary